Central Fund of Canada Ltd.
File No. 1-9038

[CENTRAL FUND LETTERHEAD]

VIA EDGAR AND FACSIMILE

March 7, 2007

Mr. John Cash
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C 20549-7010

RE:	Central Fund of Canada Ltd. (the "Company") Form 40-F for the Fiscal Year Ended October 31, 2006 Filed January 24, 2007 File No. 1-9038

Dear Mr. Cash:

Thank you for your letter of February 22, 2007. We have reproduced your questions in this letter and included our responses thereto.

Disclosure Controls and Procedures

1.
We read that your Chief Executive Officer and Treasurer have concluded that your disclosure controls and procedures as of October 31, 2006 were effective to ensure that information required to be disclosed by you in reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Please confirm to us that your Chief Executive Officer and Treasurer also concluded that your disclosure controls and procedures as of October 31, 2006 were effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your Chief Executive Officer and your Treasurer, to allow timely decisions regarding required disclosure. In future filings, please revise your disclosure to either provide the entire definition of disclosure controls and procedures under Exchange Act Rule 13a-15(e), or to state that your disclosure controls and procedures were effective without providing any part of the definition.

Response:

We confirm that the Chief Executive Officer and Treasurer of Central Fund of Canada concluded that Central Fund of Canada's disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to Central Fund of Canada's management, including its Chief Executive Officer and Treasurer, as appropriate, to allow timely decisions regarding required disclosure. In the future filings we will provide the entire definition of disclosure controls and procedures under Exchange Act file 13a-15(e).

Exhibit 99.3 — Annual Financial Statements, Auditors' Report to the Shareholders, page 13

2.
We read in the second paragraph of this audit opinion that your financial statements were audited in accordance with Canadian generally accepted auditing standards, or Canadian GAAS. This appears inconsistent with the final paragraph of the auditors' report on internal control over financial reporting on page 14, which states that your financial statements were audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), or PCAOB. Please tell us whether your financial statements were audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), or PCAOB. Please tell us whether your financial statements were audited in accordance with Canadian GAAS, the standards of the PCAOB, or both. If your financial statements were not audited in accordance with the standards of the PCAOB, please tell us how your auditors met the requirement of the PCAOB's Auditing Standard 2 to integrate the audits of the financial statements and internal control over financial reporting. If your financial statements were audited in accordance with the standards of the PCAOB, please amend your audit opinion to reflect this. We will not object if the audit opinion states that your financial statements were audited in accordance with both the standards of the PCAOB and the Canadian GAAS, if this is true.

Response:

The financial statements were audited in accordance with both Canadian GAAS and the standards of the PCAOB. We will refile the financial statements to modify the audit opinion to reflect this.

Report of Independent Registered Public Accounting Firm, page 14

3.
Please help us to understand why the auditors' report on internal control over financial reporting is dated several days after the auditors' report on your financial statements. Refer to paragraph 171 of the PCAOB's Auditing Standard 2. Please amend your filing to revise these reports to conform the date, or tell us why this is not appropriate.

Response:

The auditor's report on the financial statements should have been dated the same date as the auditors' report on internal controls. We will refile the financial statements to modify the audit opinion to reflect this.

In addition, the Company acknowledges that:

  (1)
  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  (2)
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  (3)
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *

We appreciate your interest in our financial reporting and trust these responses address your concerns. Should you have further questions, please address your letter to the undersigned.

Yours very truly,

/s/ J.C. Stefan Spicer

J.C. Stefan Spicer
President and Chief Executive Officer

cc:
Mindy Hooker
Jennifer Thompson
Securities and Exchange Commission

Jack Schnek
Hassan Halloum
Ernst & Young LLP

John Elder
Nicole A. Brown
Fraser Milner Casgrain LLP

Gil Cornblum
Jodie Kaufman
Dorsey & Whitney LLP